UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 26, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CorMedix, Inc.

File No. 333-163380 - CF#24587

———————————

CorMedix, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 25, 2009, as amended.

Based on representations by CorMedix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 31, 2022
Exhibit 10.2	through December 31, 2022
Exhibit 10.5	through December 31, 2022
Exhibit 10.7	through December 31, 2022
Exhibit 10.14	through December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary